Mail Room 4561
								March 31, 2006
Mark E. Ties
Chief Financial Officer
XATA Corporation
151 East Cliff Road, Suite 10
Burnsville, Minnesota 55337

	Re:   	Xata Corporation
		Registration Statement on Form S-3
		Filed on March 7, 2006
		File No. 333-132246

		Form 10-KSB for the fiscal year ended September 30, 2005,
as amended
		Form 10-QSB for the period ended December 31, 2005
		File No. 0-27166

Dear Mr. Ties:

      We have limited our review of the above-referenced Form S-3 registration statement of Xata Corporation and periodic reports to the disclosure items identified below and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.

Selling Stockholders, page 3
1. Please provide all of the information required by Item 507 of Regulation S-B. Specifically, disclose how the selling shareholders received their shares and describe any material relationship you have had with any of the selling shareholders within the past three years.
2. Identify the natural person or persons who have voting and/or investment control over each of the Trident Capital entities listed as selling shareholders. See interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the publicly available telephone interpretation manual, as well as interpretation I.60 of the July 1997 version of the telephone interpretation manual.
This
information can be disclosed in footnotes to the selling shareholder table.
3. Please confirm whether any of the selling shareholder entities are affiliates of a registered broker-dealer. If so, disclose and state whether the sellers purchased the shares in the ordinary course of business and at the time of the purchase of the securities to be resold, the sellers had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

Where you can find more information, page 7
4. Please be advised that the Commission has moved its offices to
100
F Street NE, Washington, D.C. 20549 and no longer maintains public reference rooms outside of Washington, D.C.
5. Please update the incorporation by reference section to specifically incorporate the Form 8-K filed March 9, 2006 and any periodic reports "filed" pursuant to Section 13(a) or 15(d) of the Exchange Act prior to effectiveness.

Undertakings, page 9
6. The undertakings required by Item 512 of Regulation S-B have recently been updated. Please update the disclosure to include the currently required undertaking outlined in paragraph 512(g).

Legality Opinion
7. Please remove from the penultimate sentence of the penultimate paragraph of the opinion the word "solely" and any implication that investors may not rely on the opinion. In this regard, the following sentence requiring written consent for reliance upon the opinion should also be eliminated.
8. In addition, because the opinion is qualified by the date it was rendered, it should be revised so that it refers to a date closer to the time of effectiveness.

Power of Attorney, page 12
9. We note that you have included a power of attorney. Please note that where the power of attorney is contained in the registration statement, you must include a reference in the exhibit index to the part of the registration statement containing the power of attorney.
See Item 601(b)(24) of Regulation S-B.

Form 10-KSB for the fiscal year ended September 30, 2005, as amended

Form 10-QSB for the quarter ended December 31, 2005

Controls and Procedures
10. The paragraph containing management`s conclusion as to the effectiveness of your disclosure controls and procedures should reference Exchange Act Rule 13a-15(e), which defines the term. Moreover, please note that if you elect to include the definition of disclosure controls and procedures, you must include the entire definition. Please confirm that you will conform your disclosure to these requirements in future filings.
11. We note your disclosure in the Form 10-KSB that there were no changes in your "internal controls or in other factors ... that could materially affect such controls...."  Please confirm that there were
no changes to the company`s internal control over financial reporting that have materially affected or are reasonable likely to materially affect your internal control over financial reporting." See Item 308(c) of Regulation S-B. Also confirm that you will conform your disclosure to the rule requirements in future filings.
12. In addition, in the Form 10-QSB, you state that there were no "significant" changes in your internal control over financial reporting that occurred during your most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Please note that Item 308(c) requires that you disclose whether there were "any" changes in your internal control over financial reporting during the specified period. Please confirm that there were no changes to your internal control over financial reporting during the relevant period and that you will conform your disclosures to the rule requirements in future filings.

      As appropriate, please amend your filings in response to our comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* 	  should the Commission or the staff, acting pursuant to
delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* 	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statements as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendments for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct all questions to Maryse Mills-Apenteng at 202-551-3457 or, in her absence, the undersigned at 202-551-3730.

								Sincerely,



      			Barbara C. Jacobs
      			Assistant Director

cc:  	Via facsimile:  612-672-3777
      Janna R. Severance, Esq.
      Messerli & Kramer
??

??

??

??

Mark E. Ties
XATA Corporation
March 31, 2006
Page 1